COMMENTS RECEIVED ON 01/03/2024

FROM DANIEL GREENSPAN

VARIABLE INSURANCE PRODUCTS FUND VI (File Nos. 333-275874 and 811-23919)

Hedged Equity Portfolio

1)

C:

We note that the registration statement includes a separate prospectus and statement of additional information (“SAI”) for the Fund’s (i) Initial Class, Service Class, and Service Class 2, as a group, and (ii) the Investor Class. Given the substantial similarities of the disclosure in the two prospectuses and SAIs, we do not repeat nonunique comments. Therefore, you may assume that a comment pertaining to one prospectus or SAI applies equally to all, unless otherwise noted.

R:

 Noted.

2)

“Fund Summary” (prospectus)

“Fee Table”

C:

Please clarify the extent to which the table reflects any fee reimbursement/recoupment arrangements between the Fund and the Adviser or its affiliates, along with a suitable footnote describing the arrangement. To the extent that the Adviser or its affiliates have agreed to reimburse or waive certain fund expenses, please also revise your disclosure under “Advisory Fees” and elsewhere, as applicable, to make clear that such agreements are in place. Include, if applicable, any right of the Adviser or its affiliates to be recoup amounts waived or reimbursed.

R:

The fund’s fee table will be updated to add a footnote reflecting a cap on the fund’s total expenses.

3)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

To the extent there is concentration risk in particular industries or industry sectors, please include disclosure in the Fund's Principal Investment Strategies section to this effect.

R:

Because the fund will not concentrate in any industry, such disclosure is neither necessary nor appropriate.

4)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Please clarify whether the Fund intends to include derivatives for purposes of complying with the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy.

5)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Please provide more specificity and/or elaborate on the Adviser’s investment criteria and methodology in order to clarify the meaning of:

•

companies with market capitalizations “generally similar” to companies in the S&P 500 Index;

•

the construction of an equity portfolio with “similar risk-return characteristics” to the S&P 500 Index;

•

using a “disciplined” approach in equity selection; and

•

employing a “disciplined” options-based strategy.

R:

We have addressed each bullet below:

First and second bullets:

“Investing in common stocks of companies with market capitalizations generally similar to companies in the S&P 500® Index.”

“Using a disciplined approach designed to construct an equity portfolio with similar risk-return characteristics to the S&P 500® Index.”

R:

The Fund’s name does not suggest a specific market capitalization range or index that must be defined in the prospectus. However, Fidelity has included the above disclosure to provide investors with a point of reference for the fund’s equity investments. This disclosure is not intended to be an investment limitation. As a result, we respectfully decline to modify the disclosure as requested.

Third and/or fourth bullet:

“Using a disciplined approach designed to construct an equity portfolio with similar risk-return characteristics to the S&P 500® Index.”

“Employing a disciplined options-based strategy designed to provide downside protection (i.e., offset or mitigate a decrease in the value of the fund’s investments). The extent of this protection will be determined primarily based on the cost of the put options in the marketplace.”

R:

We believe that the above disclosure accurately summarizes the equity and options-based strategy of the fund and note that a more comprehensive description of the strategy is appropriately included in the “Investment Details” section of the prospectus. Accordingly, we have not modified the disclosure.

6)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Please briefly define “growth” stocks and “value” stocks.

R:

We have modified the disclosure to remove references to “growth” and “value” stocks, which are not principal investment types of the fund.

7)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Please consider including the qualifier “limited” whenever “downside protection” is mentioned in the Principal Investment Strategies sections, unless the extent of the downside protection is specifically mentioned.

R:

The extent of "downside protection” will vary depending on market conditions. Additional disclosure regarding the strategy is included in the “Investment Details” section and excerpted below. As disclosed, the cost of the put options will be the primary driver of this strategy. As a result, we do not believe “limited”, or a similar term, would be an appropriate or meaningful description of the strategy. Accordingly, we respectfully decline to modify the disclosure as suggested.

“The Adviser also intends to employ a disciplined options-based strategy designed to provide downside protection in certain market conditions (i.e., offset or mitigate a decrease in the value of the fund’s investments). The extent of this protection will be determined primarily based on the cost of the put options in the marketplace. The Adviser attempts to purchase more protection when it is cheap and own less protection as it becomes expensive. The resulting trading activity helps to offset the cost of buying protection over time.”

8)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

While the narrative risk disclosure required by Item 4(b) of Form N-1A is meant to be a summary of the more robust risk disclosure presented in response to Item 9(c), it should nevertheless meaningfully convey to investors the nature of the risks and the circumstances reasonably likely to adversely affect the Fund’s net asset value, yield, and total return. For example, it is not sufficient to state merely that an individual security or type of security, such as a growth stock or value stock “can perform differently from the market” or be more volatile than other securities. At a minimum, the discussion of principal risks in this section should be revised to concisely specify how and why, and under what circumstances, performance may differ as it pertains to the particular risk factor discussed, and how that may adversely impact the Fund.

R:

We have modified the disclosure to remove ““Growth” Investing,” ““Value” Investing,” and “Leverage Risk” from the “Principal Investment Risks” section. In addition, we have removed references to “growth” and “value” investing from the “Principal Investment Strategies” section. Although the Fund may invest in “growth” and/or “value” stocks, these are not principal investment types of the Fund. In addition, we have removed “Leverage Risk” because we believe such risk is appropriately disclosed under “Options Risk”. We believe the remaining risk disclosure meaningfully conveys the nature of the risks of investing in the Fund considering the Fund’s principal investment strategies. More detailed risk disclosure is appropriately provided in the “Investment Details” section of the prospectus.

9)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Leverage Risk. Leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly.”

C:

Please explain with more specificity what the relationship is between the risk described and the Fund's particular investment focus and strategy.

R:

As noted in the response to Comment 8 above, we have removed “Leverage Risk” as a principal investment risk.

10)

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Fund’s disclosure provided in response to Item 9(b)(1) of Form N-1A should include the specific criteria the Adviser uses to select investments for the Fund’s portfolio. Accordingly, if the “disciplined” approach referenced in this section entails particular elements or methodologies that the Adviser applies in a systematic or programmatic way, this should be summarized for the benefit of investors on the Adviser's hedging strategy that may limit the extent of the Fund's option positions, such as, for example, a cap on the Adviser's monthly hedging cost budget or the total cost of outstanding positions at any given time.

R:

We believe the Fund’s disclosure appropriately discloses the principal investment strategies, methodologies and principal risks of the Fund, including the Fund’s options strategy.

11)

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The disclosure provides that the extent of the Adviser’s hedging strategy will be determined primarily based on the cost of the put options in the marketplace. Please tell us whether, in such cases, there could be scenarios in which the Fund may have nominal or no hedging positions (and whether it is expected such scenarios would be common or frequent). We may have additional comments based on your response.

R:

The Adviser manages the options positions in a way that provides diversification of options strike prices and expirations. Given the Fund’s strategy, there are no scenarios in which the Fund would have nominal or no hedging positions.

12)

“Fund Distribution” (prospectus)

“Distribution and Service Plan(s)”

C:

In the sentence that begins “If payments made by the Adviser to FDC or to intermediaries…,” please explain the conditional language in this sentence, particularly the first “might” (“they might increase the cost of a shareholder’s investment and might cost a shareholder more than …”) and consider changing “might” to “will.”

R:

Because payments made by the Adviser to FDC or to intermediaries under Initial Class’s Distribution and Service Plan are not paid out of Initial Class’s assets, we believe the conditional references are appropriate. However, in an effort to further clarify the disclosure, we have made the changes below:

“If payments made by the Adviser to FDC or to intermediaries under Initial Class’s Distribution and Service Plan were considered to be paid out of Initial Class’s assets on an ongoing basis, they ~~might~~ would increase the cost of a shareholder’s investment and might cost a shareholder more than paying other types of sales charges.”

13)

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

Please add “or group of industries” in this section per section 8(b)(1) of the Investment Company Act of 1940 and Item 16 of Form N-1A.

R:

A fund is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries. The fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.

FOLLOW-UP COMMENT RECEIVED ON 03/11/2024

FROM DANIEL GREENSPAN

VARIABLE INSURANCE PRODUCTS FUND VI (File Nos. 333-275874 and 811-23919)

Hedged Equity Portfolio

1)

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add “or group of industries” in this section per section 8(b)(1)(E) of the Investment Company Act of 1940, if it is an accurate statement, or disclose the fund’s posture with respect to that requirement.

R:

Section 8(b)(1)(E) under the Investment Company Act of 1940 requires a registrant to disclose its policy with respect to “concentrating investments in a particular industry or group of industries” (emphasis added). Item 9, Instruction 4 and Item 16(c) of Form N-1A include identical requirements. As previously stated, we respectfully submit that the fund’s policy with respect to industry concentration is consistent with Section 8(b)(1)(E) and the requirements for Form N-1A. Neither Section 8(b)(1)(E) nor the requirements of Form N-1A require the fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries. If the requested disclosure is added to the fund’s concentration policy, we believe it could be interpreted to prohibit the fund from investing in any combination of industries, whether related or not. Rather, we believe the addition of “or group of industries” would be necessary only if the fund intended to concentrate its investments in the securities of issuers in a single industry. This interpretation is also consistent with a review of competitor registration statement disclosures. Accordingly, we respectfully decline to modify this disclosure.

FOLLOW-UP COMMENT RECEIVED ON 03/29/2024

FROM DANIEL GREENSPAN

VARIABLE INSURANCE PRODUCTS FUND VI (File Nos. 333-275874 and 811-23919)

Hedged Equity Portfolio

1)

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff reiterates their request that we add “or group of industries” in this section per section 8(b)(1)(E) of the Investment Company Act of 1940, if it is an accurate statement, or disclose the fund’s posture with respect to that requirement. The Staff asserts that 8(b)(1) requires a disclosure regardless of what the policy is.

R:

While we continue to believe that Section 8(b)(1)(E) under the Investment Company Act and the related Form N-1A disclosure requirements do not require a fund to disclose a policy not to concentrate or its policy with respect to “group of industries” in the absence of a policy to concentrate, we propose adding the sentence underlined below to the fund’s concentration policy disclosure in the Statement of Additional Information.

“Concentration

The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry.

For purposes of the fund’s concentration limitation discussed above, the policy does not apply to groups of industries.”

FOLLOW-UP COMMENT RECEIVED ON 04/22/2024

FROM DANIEL GREENSPAN

VARIABLE INSURANCE PRODUCTS FUND VI (File Nos. 333-275874 and 811-23919)

Hedged Equity Portfolio

1)

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff noted that in addition to the additional language that was added per the previous follow-up comment,  the Staff request that we add additional disclosure what this means to the funds concentration policy. The Staff notes that the policy does not apply but that does that mean that the fund has discretion to invest in a group of industries if the circumstances where over the 25% policy.

R:

We continue to believe that Section 8(b)(1)(E) under the Investment Company Act and the related Form N-1A disclosure requirements do not require a fund to disclose a policy with respect to “groups of industries” in the absence of a policy to concentrate. The fund does not have a policy to concentrate in “securities of companies whose principal business activities are in the same industry”.  The fund does not reserve freedom of action to concentrate in any groups of industries.  For some industries, multiple “related industries” make up the industry group classification (e.g., electric utilities, gas utilities and other related industries all roll up to the “Utility” industry group). Because the fund does not have a policy to concentrate in securities of companies in the same industry, the fund’s exposure to any individual related industry in the industry group must be below 25%.   We have added additional clarifying disclosure per the Staff’s request below.

For purposes of the fund’s concentration limitation discussed above, the policy does not apply to groups of related industries. As a result, the fund’s assets may be invested in securities of companies whose principal business activities are across multiple related industries, as long as less than 25% of the fund’s total assets are invested in any one related industry.

FOLLOW-UP COMMENT RECEIVED ON 04/30/2024

FROM DANIEL GREENSPAN

VARIABLE INSURANCE PRODUCTS FUND VI (File Nos. 333-275874 and 811-23919)

Hedged Equity Portfolio

1)

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

Please supplementally confirm that the fund's concentration policy does not restrict its ability to  concentrate in groups of related industries but does restrict concentration in any one industry.

R:

The fund’s concentration policy prohibits concentration in any one industry.

2)

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

Please add to the proposed disclosure the circumstances or scenarios under which the funds may concentrate in groups of related industries.

R:

The fund does not have a policy to concentrate in any groups of related industries.